FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 9, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2020
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

37

EARNINGS RELEASE 2Q21



brasilagro

01 EARNINGS RELEASE



For the quarter ended December 31, 2020

São Paulo, February 9, 2021 – BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation, announces its consolidated results for the quarter ended December 31, 2020 ("2Q21"). The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS).

2Q21 Conference Call

February 10, 2021

Portuguese

(simultaneous translation into English)

2:00 p.m. (Brasília)

12:00 p.m. (New York)

Link:

https://webcastlite.mziq.com/cover.html?webcastId=156c3ba5-dcbc-4ec1-b12e-d149f3415285

Highlights

Primary and Secondary Offering
of 22.7 million shares
R$500 million

2.2 million tons
of sugarcane produced
in the 2020 harvest

R$116.7 million
Adjusted EBITDA

R$348.0 million
Net Revenue

R$52.2 million
Net Income

PRICE

AGRO3: R$23.95
LND: US$4.68

AGRO
B3 LISTED NM

LND
LISTED
NYSE

CONTACTS

+ 55 (11) 3035 5374
ri@brasil-agro.com

Gustavo Javier Lopez
IRO

Ana Paula Zerbinati Ribeiro Gama
IR Head

Deise Davanzo
IR Specialist

02 MESSAGE FROM MANAGEMENT



We are happy to announce that we began 2021 with a follow-on offering, raising over R$500.0 million, reaching a significant achievement. In the primary offering, we raised R$440.0 million, which will be used in new acquisitions and the optimization of the Company's operations. As a result, we intend to proceed with BrasilAgro's growth and internationalization strategy.

Additionally, the capital increase will improve share liquidity on the stock exchange market, thereby unlocking value.

Still in this context, we also announced the acquisition of land in Bolivia. As a result of this acquisition, we will now operate in Bolivia, thus increasing our revenue and strengthening our competitive positioning.

The positive agribusiness scenario, the increase in demand for food and the rise in commodity prices should raise producers' margins this year, alleviating the impacts of the pandemic.

The sugarcane result, the healthy development of grain crops and the captured prices maintain our expectation of achieving our 2020/2021 projected budget.

We ended the first half of the 2020/2021 harvest year ("6M21"), having concluded, in November, another year of sugarcane supply, delivering 2.2 million tons, in a harvested area of 25,000 hectares with production capacity of 89.1 ton/ha. We also finished planting 89,300 hectares of grains and cotton in Brazil and Paraguay.

In 6M21, net income reached R$52.2 million and adjusted EBITDA was R$116.7 million, resulting in net revenue of R$348.0 million, R$6.9 million of which from farm sales and R$341.7 million from the sale of agricultural products. We have been trading futures and options accounting for 63.5% and 39.0% of the soybean and corn estimated production, respectively, and the rise in grain prices in the period negatively impacted the financial result of unrealized derivative transactions. This effect should be reversed until the end of the crop, with the recognition of revenue in the harvest and trade of grains.

The worsening of the COVID-19 pandemic brought about an unprecedented situation. But since the beginning of the crisis, we have been dedicated to preserving the health and safety of everyone, to maintaining our cash position and to ensuring our operational continuity. In 2Q21, we also did not identify material losses.

People are one of our pillars, and amid this pandemic, the Company has prioritized the health and safety of everyone, especially the employees. We adopted hygiene measures, implemented a work from home policy, enforced mask wearing and measured the employees' body temperature across our operations. In parallel, the BrasilAgro Institute donated hygiene items, face masks and food to the most vulnerable population in the regions surrounding our operations.

We thus began 2021 reaching the next level and are enthusiastic about what comes ahead. We are confident that we are fully prepared for the coming challenges.

We would like to thank our clients, employees, partners, suppliers and shareholders for their support and for the trust they placed in us over these years.

03 OPERATING PERFORMANCE

Definitions: 2Q20 and 2Q21 – quarters ended December 31, 2019 and 2020 respectively | 6M20 and 6M21 – six-month periods ended December 31, 2019 and 2020 respectively | 2019/2020 Harvest Year – fiscal year started on July 1, 2019 and ended on June 30, 2020 | 2020/2021 Harvest Year – fiscal year started on July 1, 2020 and ended on June 30, 2021.

Capital Increase – Follow on

On February 3, 2020, the Company's Board of Directors approved the increase in the Company's capital in the amount of R$440.0 million, by issuing 20 million new shares at the price of R$22.00 in the context of the primary offering

In the secondary offering, the amount of shares initially offered was increased by 2.7 million shares, at the discretion of Autonomy Luxembourg One S.à r.l. as a selling shareholder.

The Company's new capital is now R$1.1 billion, divided into 82,104,301 common shares.

The net proceeds from the restricted offering will be allocated towards the the acquisition of land and business opportunities that optimize and leverage the Company's operating activities. As a result, we intend to proceed with BrasilAgro's growth and internationalization strategy.

Additionally, the capital increase will improve share liquidity on the stock exchange market and, thereby unlocking value.


Shareholders Structure
FREE FLOAT
CRESUD
32.7%
AGRO
B3 LISTED NM
67.3%
Before: 19,910,800 shares
After: 26,882,029 shares
Before: 42,193,501 shares
After: 55,222,272 shares
brasilagro

Subsequent Event - Land acquisition in Bolivia

On February 7, 2021, the Company disclosed, through a Material Fact, the conclusion of the acquisitions, by the Company, of 100% of the outstanding shares of companies headquartered in Bolivia.



The acquisition consists in an area of approximately 9,900 hectares, have already been develop and will be cultivated with grains and sugarcane. The properties are located in the core region of Bolivia and are suitable for a second crop. The Acquisition value totaling approximately USD30.0 million (~USD3,000/hectare).

With the Acquisition, the Company intends to continue its internationalization and growth strategy, starting to operate in a new country (Bolivia) and consolidating itself as the main vehicle of its economic group for this purpose, providing an increase in revenues and the strengthening of its competitive position.

Property Portfolio

The Company's property portfolio consists of 266,077 hectares across six Brazilian states and Paraguay.

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	Mar-07	Grains and Pasture	14,930	11,458
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	5,103	3,503
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5,534	4,051
4	Chaparral Farm	Correntina / BA	Nov-07	Grains and Cotton	37,182	26,444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24,212	17,846
6	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17,799	12,410
7	Partnership II[1]	Ribeiro Gonçalves / PI	Nov-13	Grains	7,500	7,500
8	Morotí (Paraguay)	Boquerón	dec/13	Grains and Pasture	59,585	34,673
9	Partnership III[2]	Alto Taquari / MT	may/15	Sugarcane	5,624	5,624
10	Partnership IV[3]	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15,000	15,000
11	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17,566	10,137
12	Partnership V[4]	São Félix do Araguaia / MT	aug/18	Grains	17,150	17,150
13	Arrojadinho Farm[5]	Jaborandi / BA	Jan-20	Grains	16,642	10,306
14	Rio do Meio Farm[6]	Correntina / BA	Jan-20	Grains	12,288	8,501
15	Partnership VII[7]	Baixa Grande do Ribeiro / PI	may/20	Grains	5,473	5,473
16	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/20	Grains	4,489	2,904
	Total				**266,077**	**192,980**

(1) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(2) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 10 years.
(5) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(6) Farm acquired through the merger of Agrifirma.
(7) BrasilAgro entered into an agricultural exploration partnership in the Parceria VII Farm for up to 10 years.

Land Ownership



Total area
19%
81%
Ownership Area
Leasing
Arable area
26%
74%
Ownership Area
Leasing
2020/2021 production area
43%
57%
Ownership Area
Leasing

The current mix between own and leased areas of the total production area allows greater flexibility in portfolio management, reducing the volatility of the operating cash flow.

Market Value of the Portfolio

We review the internal market value of our farms annually, and on June 30, 2020, the market value of our portfolio was R$1.9 billion.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptness and potential.

The market value of our portfolio according to the evaluation made by Deloitte Touche Tohmatsu, a consulting firm hired to conduct a market valuation of our properties, was R$1.5 billion on July 31, 2019 (exluding the valuation of Fazenda Serra Grande, the Company's most recent acquisition).

The table below shows the internal market valuation of the portfolio performed by Deloitte Touche Tohmatsu:

PROPERTY	LOCATION	Area 06/30/2019 (hectares)	Area 06/30/2020 (hectares)	Internal Appraisal (R$ thousand)		Independent Appraisal (R$ thousand)	
				06/30/2019	06/30/2020	06/30/2018	07/31/2019 [2]
Jatobá Farm	Bahia	18,073	14,930	231,646	242,504	376,040	192,612
Alto Taquari Farm	Mato Grosso	5,291	5,103	174,580	194,504	125,910	127,322
Araucária Farm	Goiás	5,534	5,534	163,008	190,276	135,170	141,169
Chaparral Farm	Bahia	37,182	37,182	373,014	417,660	397,500	417,717
Nova Buriti Farm	Minas Gerais	24,212	24,212	35,822	35,313	23,180	24,167
Preferência Farm	Bahia	17,799	17,799	65,172	68,160	61,510	67,671
São José Farm	Maranhão	17,566	17,566	211,988	247,572	168,260	175,293
Arrojadinho Farm	Bahia	-	16,642	-	88,482	-	84,825
Rio do Meio Farm	Bahia	-	12,288	-	122,687	-	120,791
Serra Grande Farm	Piauí	-	4,489	-	30,273	-	-
Morotí (Paraguay)	Chaco Paraguay	59,585	59,585	216,018	235,270	190,954	191,331
Total		**185,242**	**215,330**	**1,471,248**	**1,872,701**	**1,478,524**	**1,542,898**

[1] Independent Appraisal made in July 2019 due to the merger of Agrifirma.

brasilagro

Agricultural Operations

AREA

The table below shows the breakdown of the estimated area to be cultivated by farm in the 2020/2021 Harvest.

Area in Production by Farm 20/21 Harvest (ha)	Ratoon Cane	Plant Cane	Soybean	Corn	Corn 2nd Crop	Beans	Beans 2nd Crop	Pasture	Cotton	Other	Total
Alto Taquari Farm	1,597	174	1,713		1,539						5,023
Araucária Farm	2,160	50	1,726							400	4,336
Partnership III Farm	4,790	500	661								5,951
São José Farm and Partnership IV Farm	16,478	350	5,901	600	1,050					500	24,879
Jatobá Farm										11,005	11,005
Chaparral Farm			10,753			1,403	1,006	3,085	1,313	4,608	22,168
Preferência Farm								7,148			7,148
Partnership II Farm			5,718	1,750	545					350	8,363
Partnership V Farm			16,977		12,500		1,655			465	31,598
Arrojadinho Farm [2]			3,485			511	888			0	4,884
Rio do Meio Farm [3]			1,664		150		300			6,595	8,709
Serra Grande Farm			62								62
Partnership VII Farm			3,634	1,788	268					350	6,040
Moroti[1] (Paraguay)			6,727	3,062				2,487		2,580	14,856
Total	**25,025**	**1,074**	**59,021**	**7,200**	**16,052**	**1,914**	**3,849**	**12,720**	**1,313**	**26,853**	**155,021**

(1) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(2) The Farm was acquired through the merger of Agrifirma.

Area in Production by product (ha)	19/20 Harvest	20/21 Harvest	20/21 Harvest Participation (%)	Change (%)
Grains	81,905	88,037	56.8%	7.5%
Soybean	54,342	59,021	38.1%	8.6%
Corn and Corn 2nd Crop	24,939	23,253	15.0%	-6.8%
Bean 2nd Crop	2,624	5,763	3.7%	119.6%
Sugarcane	29,169	26,099	16.8%	-10.5%
Pasture	16,806	12,720	8.2%	-24.3%
Cotton	1,713	1,313	0.8%	-23.4%
Other	23,561	26,853	17.3%	14.0%
Total	**153,154**	**155,021**	**100.0%**	**1.2%**

Area in Production by product (ha)	19/20 Harvest	20/21 Harvest	20/21 Harvest Participation (%)	Change (%)
Own Area	81,978	88,191	56.9%	7.6%
Operated by BrasilAgro	60,106	66,018	42.6%	9.8%
Leased to third parties	21,872	22,173	14.3%	1.4%
Leased area	71,176	66,831	43.1%	-6.1%
Total	**153,154**	**155,021**	**100.0%**	**1.2%**

We estimate to increase our total cultivated area by 1.2% in relation to the previous harvest year. This increase reflects the incorporation of transformed areas in Bahia and Paraguay and the migration of sugarcane areas with crops that can be harvested in the harvest year and the 2nd crop season.

PRODUCTION

Grains

Production per product (tons)	19/20 Harvest Realized	20/21 Harvest Estimated	Change (%)	20/21 Harvest Forecasted	Change (%)
Soybean	160,425	185,663	15.7%	185,807	0.1%
Corn	41,710	48,833	17.1%	51,349	5.2%
Corn - 2nd Crop	106,734	99,856	-6.4%	97,834	-2.0%
Beans	-	2,290	n.a.	2,298	0.3%
Beans - 2nd Crop	6,100	3,342	-45.2%	6,142	83.8%
Total	**314,969**	**339,984**	**7.9%**	**343,430**	**1.0%**

We expect to increase corn production by 5.2%, reduce second corn crop production by 2.0% and increase bean second crop by 83.8% in comparison with the initial estimate disclosed last quarter. The decisions that led to such changes stemmed from the revaluation carried out based on harvest progress and climate conditions. As of the date of this earnings release, we had already begun harvesting soybean and finished planting corn; second corn crop planting is expected to be finished in February.

Cotton

Production (tons)	19/20 Harvest Estimated	19/20 Harvest Realized	Change (%)	20/21 Harvest Forecasted	Change (%)
Cotton	8,152	7,806	-4.2%	5,514	-29.4%

Cotton Productivity (Kg/ha)	18/19 Harvest Realized (A)	19/20 Harvest Estimated (B)	19/20 Harvest Realized (C)	Change C/A (%)	Change C/B (%)
Crop - Brazil	3,086	4,050	4,612	49.4%	13.9%

For the 2019/2020 harvest, climatic conditions in Bahia were unfavorable during the planting season and therefore we reduced our cotton planting area by 15.0% in relation to the initial estimate. We concluded the 1Q21 harvest and productivity was 13.9% higher than estimated.

The Company decided not to increase its planted cotton area for the 2020/2021 harvest year, but remains attentive to the margin offered by the crop and is optimizing production efficiency.

Sugarcane

Sugarcane Harvest Year Result	2020 Harvest Estimated (Apr/01 to Nov/30) (A)	2020 Harvest Realized (Apr/01 to Dec/31) (B)	Change B/A (%)	2021 Harvest Estimated (Apr/01 to Dec/31) (C)	Change C/B (%)
Tons harvested	2,214,468	2,236,328	1.0%	2,064,034	-7.7%
Hectares harvested	25,035	25,076	0.2%	25,025	-0.2%
TCH - Harvest tons per hectares	88.45	89.18	0.8%	82.48	-7.5%

In December, we finished harvesting sugarcane. We harvested 2.2 million tons of sugarcane, registering a TCH (harvest tons per hectares) of 89.2.

brasilagro

Cattle Raising

Cattle Raising	19/20 Harvest Realized (A)	20/21 Harvest Estimated (B)	20/21 Harvest Realized (up to Sep/30) (C)	Change B/A (%)	Change C/B (%)
Hectares	13,721	9,636	9,636	-29.8%	0.0%
Number of heads	15,064	15,461	14,623	2.6%	-5.4%
Meat production (kg)	2,484,983	1,907,907	569,411	-23.2%	-70.2%
Weight Gain per Day	0.49	0.62	0.56	26.3%	-8.8%
Weight Gain per hectare	181.11	198.00	59.09	9.3%	-70.2%

Cattle raising is a transitory activity for the Company, aimed at the transformation of the area. We have 14,600 head of cattle in the Preferência and the Jatobá Farms and in Paraguay, distributed in 9,636 hectares of already active pasture in Brazil and Paraguay.

In addition to the 9,636 hectares estimated for active pasture in 6M21, the Company has 3,085 hectares of pasture at the Chaparral Farm, which are part of the area opening strategy, because the grasses increase the organic material level in the soil and reduce impacts that could cause lower productivity in new areas.

It is worth mentioning that the first four months of each harvest have a historically lower record of weight gain, due to rainfall patterns and supply of pastures.

Other

For the purpose of improve the Company's results, mitigate operating risks and also as a real estate strategy, in 6M21, we leased 22,1 thousand hectares to third parties in the state of Bahia and in Paraguay. The areas were leased to local farmers and the contracts have a duration of up to 5 years with a value of up to 18% of production, and the minimum value is 5 soybean bags per hectare.

In addition, we have 4,61 thousand hectares of other crops, such as grasses cover crops and sorghum, in order to increase the organic matter and accelerate the maturation of the soil.

04 FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA is presented based on Net Income adjusted for interest, taxes, depreciation and amortization, pursuant to accounting standards.

Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

EBITDA (R$ thousand)	2Q21	2Q20	Change	6M21	6M20	Change
Net Income	**-23,462**	**20,402**	**n.a.**	**52,192**	**60,978**	**-14.4%**
Interest	76,969	10,855	609.1%	61,502	9,620	n.a.
Taxes	(6,844)	11,048	n.a.	(9,938)	19,697	n.a.
Depreciations and amortizations	6,464	5,851	10.5%	19,620	17,823	10.1%
Amortization adjustments - IFRS 16	5,736	-	n.a.	22,286	-	n.a.
EBITDA	**58,863**	**48,156**	**22.2%**	**145,662**	**108,118**	**34.7%**

Adjusted EBITDA (R$ thousand)	2Q21	2Q20	Change	6M21	6M20	Change
Net Income	**-23,462**	**20,402**	**n.a.**	**52,192**	**60,978**	**-14.4%**
Interest	76,969	10,855	609.1%	61,502	9,620	539.3%
Taxes	(6,844)	11,048	n.a.	(9,938)	19,697	n.a.
Depreciations and Amortizations	6,464	5,851	10.5%	19,620	17,823	10.1%
Amortization adjustments - IFRS 16	5,736	-	n.a.	22,286	-	n.a.
Equity pick-up	(20)	23	n.a.	24	63	-61.9%
Other operating income/expenses, net	5,686	(9)	n.a.	5,685	(10)	n.a.
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(11,434)	(27,255)	-58.0%	(19,536)	(32,666)	-40.2%
Derivatives Results	(4,603)	(7,702)	n.a.	(15,106)	(4,853)	211.3%
Adjusted EBITDA	**48,493**	**13,213**	**267.0%**	**116,728**	**70,652**	**65.2%**

EBITDA and Adjusted EBITDA of Operations

EBITDA (R$ thousand)	2Q21	2Q20	Change	6M21	6M20	Change
Net Income	**-23,505**	**16,278**	**n.a.**	**46,397**	**40,282**	**15.2%**
Interest	76,969	10,855	n.a.	61,502	9,620	n.a.
Taxes	(6,844)	11,910	n.a.	(9,938)	19,697	n.a.
Depreciations and amortizations	6,464	5,851	10.5%	19,620	17,823	10.1%
Amortization adjustments - IFRS 16	5,736	-	n.a.	22,286		n.a.
EBITDA	**58,820**	**44,894**	**31.0%**	**139,867**	**87,422**	**60.0%**

Adjusted EBITDA (R$ thousand)	2Q21	2Q20	Change	6M21	6M20	Change
Net Income	**-23,505**	**16,278**	**n.a.**	**46,397**	**40,282**	**15.2%**
Interest	76,969	10,855	n.a.	61,502	9,620	n.a.
Taxes	(6,844)	11,910	n.a.	(9,938)	19,697	n.a.
Depreciations and Amortizations	6,464	5,851	10.5%	19,620	17,823	10.1%
Amortization adjustments - IFRS 16	5,736	0	n.a.	22,286	0	n.a.
Equity pick-up	(20)	23	n.a.	24	63	-61.9%
Other operating income/expenses, net	5,686	(9)	n.a.	5,685	(10)	n.a.
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(11,434)	(27,255)	-58.0%	(19,536)	(32,666)	-40.2%
Derivatives Results	(4,603)	(7,702)	n.a.	(15,106)	(4,853)	n.a.
Adjusted EBITDA	**48,450**	**9,951**	**386.9%**	**110,933**	**49,956**	**122.1%**

Income Statement

NET REVENUE FROM SALES

	2Q21	2Q20	Change	6M21	6M20	Change
Total	**118,974**	**86,921**	**36.9%**	**347,977**	**271,902**	**28.0%**
Farms Sale	73	5,078	-98.6%	6,862	24,052	-71.5%
Soybean	4,513	6,257	-27.9%	71,102	58,224	22.1%
Corn	27,660	14,754	87.5%	65,047	23,612	175.5%
Bean	1,032	-	n.a.	7,184	-	n.a.
Cotton	7,885	3,334	136.5%	9,514	8,559	11.2%
Sugarcane	72,018	48,271	49.2%	169,741	140,208	21.1%
Cattle Raising	2,935	7,498	-60.9%	16,361	13,479	21.4%
Leasing	3,398	1,725	96.9%	2,821	3,764	-25.0%
Others	(539)	3	n.a.	(655)	3	n.a.

Net revenue from sales reached R$348.0 million in 6M21, 28.0% higher in the annual comparison.

SALE OF FARMS

In 6M21, we recorded R$8.5 million in sale of farms, resulting from the fulfillment of certain obligations linked to sales from previous years. In the first case, 133,000 additional hectares are being accounted for only upon delivery. In order to represent the risk of revenue reversal, the Company did not record the 2.3% related to the amount previously announced for the sale of the Farm until the final measuring of the negotiated area has occurred. The variation in the amounts announced arising from possible changes in prices, due to differences between the estimated arable hectares and the actual arable hectares recorded in the final measuring, is remote but treated as a variable consideration component, as defined in paragraphs 50 and 51 of IFRS 15. According to the rule, the same impact is reflected in the book value of acquisition cost of the sold area.

Farm Sales (R$ thousand)	6M21	6M20	Change
Nominal Value of Sale	8,492	28,163	-69.8%
Present Value Adjustment	(1,630)	(4,111)	-60.4%
Revenue from Farms Sale	**6,862**	**24,052**	**-71.5%**
Sales Taxes	1,359	(878)	n.a.
Selling Costs	(2,426)	(2,478)	-2.1%
Farm Sale Gain	**5,795**	**20,696**	**-72.0%**

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	2Q21	2Q20	Change	6M21	6M20	Change
Total	**118,901**	**81,843**	**45.3%**	**341,115**	**247,850**	**37.6%**
Soybean	4,513	6,257	-27.9%	71,102	58,224	22.1%
Corn	27,660	14,754	87.5%	65,047	23,612	175.5%
Beans	1,032	-	n.a.	7,184	-	n.a.
Cotton	7,885	3,334	136.5%	9,514	8,559	11.2%
Sugarcane	72,018	48,271	49.2%	169,741	140,208	21.1%
Cattle Raising	2,935	7,498	-60.9%	16,361	13,479	21.4%
Leasing	3,398	1,725	96.9%	2,821	3,764	-25.0%
Others	(539)	3	n.a.	(655)	3	n.a.

Quantity sold (tons)	2Q21	2Q20	Change	6M21	6M20	Change
Total	**501,060**	**497,100**	**0.8%**	**1,587,155**	**1,562,521**	**1.6%**
Soybean	2,280	5,615	-59.4%	45,619	50,934	-10.4%
Corn	53,320	38,657	37.9%	126,406	62,768	101.4%
Beans	321	-	n.a.	1,296	-	n.a.
Cotton	2,324	497	367.6%	2,603	3,182	-18.2%
Sugarcane	442,694	450,843	-1.8%	1,408,722	1,442,980	-2.4%
Cattle Raising	68	1,410	-95.2%	1,928	2,527	-23.7%
Others	53	78	-32.0%	582	130	346.1%

Soybean revenue increased by R$12.8 million in 6M21 compared to the same period last year, from R$58.2 million, related the sale of 50,900 tons at R$1,143.13 per ton, to R$71.1 million, related to the sale of 45,600 tons at R$1,558.61 per ton.

Corn revenue in 6M21 increased by R$41.4 million compared to the same period of the previous year, from R$23.6 million from the sale of 62,800 tons at R$376.18 per ton, to R$65.0 million, from the sale of 126,400 tons at R$514.59 per ton.

The volume of grain sold reflects the variation in the amount of hectares being produced and the maturity level of this area in each harvest year. In contrast, the prices practiced in each region impact revenue per ton, as they consider factors such as the distance for production outflow.

Cotton revenues in 6M21 increased by R$0.9 million compared to the same period in the previous year, from R$8.6 million, which refer to the sale of 3.2 thousand tons, to R$9.5 million for to the sale of 2.6 thousand tons. The values per ton are not comparable between periods due to the difference in the lint and seed sales mix. In 6M21, 51.3% of volume sold referred to lint (average price of R$6.23/kg) and 48.7% of volume referred to seed (average price of R$0.95/kg). In 6M20, 42,7% of volume sold referred to lint (average price of R$5.68/kg) and 57.3% of volume referred to seed (average price of R$0.46/kg). The increase in the price of sold lint reflects the variation in exchange rates during the period.

Sugarcane revenue in 6M21 increased by R$29.5 million compared to the same period of the previous year, from R$140.2 million from the sale of 1.44 million tons at R$97.17 per ton, to R$169.7 million from the sale of 1.40 million tons at R$120.5 per ton of sugarcane. The increase in per-ton sugarcane price was due to the higher price of the TRS (total recoverable sugar) of sugarcane sold. In the same period, there was also an increase in the price of the TRS (total recoverable sugar) per ton of sugarcane sold, which went from 0.663 R$/kg in 6M20 to 0.829 R$/kg in 6M21.

Cattle-raising revenue in 6M21 increased by R$2.9 million compared to the same period of the previous year, from R$13.5 million from the sale of 6,320 head of cattle at R$5.34 per kilo, to R$16.3 million, which refers to the sale of 6,364 cattle at R$8.49 per kilo.

Leasing revenue of R$2.8 million in 6M21 refers to third-party leases of our farms. The contracts have a duration of up to 5 years with a value of up to 18% of production, and the minimum value is 5 soybean bags per hectare.

GAINS OR LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean	Corn (crop)	Corn (2nd crop)	Corn	Cotton	Sugarcane	Cattle Raising	Others	Gain / Loss 12/31/20
Gains and losses in agricultural products	6,719	771	11,868	12,639	14,771	47,669	(747)	(826)	80,226
Gains and losses in biological assets	23,541	-	(5,827)	(5,827)	(2,503)	4,325	-	-	19,536
Change in fair value of biological assets and agricultural products	**30,260**	**771**	**6,041**	**6,811**	**12,269**	**51,994**	**(747)**	**(826)**	**99,762**

Gains or losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at fair value at the time of harvest considering the market price of the area of each farm.

Agricultural Products	Soybean	Corn (crop)	Corn (2nd crop)	Corn	Cotton	Sugarcane	Cattle Raising	Others	Gain / Loss 12/31/20
Area (hectares)	-	903	8,933	9,836	1,713	17,159	9,636	-	38,344
Production (Tons or Meat Kgs)	-	6,021	49,394	55,415	7,901	1,523,835	569	-	1,587,720
Yield (Ton./ha) (Kg/Head)	-	7	6	-	-	-	14,623	-	14,635
Livestock - head of cattle	3.46	-	-	5.63	4.61	88.81	0.06	-	96.94
Production fair value (R$ thousand)	(731)	1,280	27,594	28,874	27,685	161,024	6,713	331	223,895
Production Cost (R$ thousand)	7,450	(510)	(15,726)	(16,235)	(12,914)	(113,355)	(7,459)	(1,156)	(143,669)
Gain and losses in agricultural products (R$ thousand)	**6,719**	**771**	**11,868**	**12,639**	**14,771**	**47,669**	**(747)**	**(826)**	**80,226**

The table below shows the results of the sugarcane harvest in the fiscal year, including gains (losses) in the value of agricultural products:

Period ended June 30, 2020	2019/2020 Harvest (Jul to Dec/2019)	2019/2020 Harvest (Jan to Jun/2020)	Total
Net Revenue	150,100	42,842	192,942
Cost of sales	(131,812)	(52,998)	(184,810)
Gain (loss) of agricultural products	51,683	9,579	61,262
Total	**69,971**	**(577)**	**69,394**
Produced Tons	1,568,704	712,493	2,281,197

Period ended December 31, 2020	2020/2021 Harvest (Jul to Dec/2020)	Total
Net Revenue	169,741	169,741
Cost of sales	(133,284)	(133,284)
Gain (loss) of agricultural products	51,994	51,994
Total	**88,451**	**88,451**
Produced Tons	1,523,835	1,523,835

Sugarcane Harvest Year	2019 Harvest (Jan to Dec/2019)	2020 Harvest (Jan to Dec/2020)	Change[1]
Net Revenue	195,463	212,583	8.8%
Cost of sales	(176,640)	(186,282)	5.5%
Gain (loss) of agricultural products	62,844	61,573	-2.0%
Total	**81,666**	**87,874**	**7.6%**
Produced Tons	2,171,920	2,236,328	3.0%

We ended the sugarcane harvest in December 2020 with a volume of 3.0% and net revenue of 8.8%, both higher than the previous harvest. This good result was due to the higher prices of TRS (total recoverable sugar) and Consecana.

Cattle raising activities corresponded to R$16.4 million, with a total of 569 thousand tons of meat produced. The decrease in pasture area was due to the end of livestock operations at Fazenda Jatobá and, consequently, lower Kgs produced compared to the previous quarter. It is worth mentioning that the first four months of each harvest have a historically lower record of weight gain, due to rainfall patterns and supply of pastures.

Cattle Raising (R$ thousand)	6M21	6M20	Change
Net Revenue	16,361	13,479	21.4%
Cost of sales	(13,936)	(13,436)	3.7%
Gain (loss) of agricultural products	(747)	(963)	-22.4%
Total	**1,678**	**(920)**	**n.a.**
Produced Kgs	569,411	1,069,277	-46.7%

Gains or losses of biological assets

Biological Assets	Soybean	Corn	Cotton	Sugarcane	Gain / Loss 12/31/20
Area (hectares)	10,010	-	-	25,204	35,214
Production (Tons)	34,614	-	-	2,067,270	2,101,884
Yield (Ton./ha)	3.46	-	-	82.02	85
Biological Assets (R$ thousand)	**23,541**	**(5,827)**	**(2,503)**	**4,325**	**19,536**

Biological assets correspond to agricultural products in formation (not yet harvested) measured at fair value. This value includes net present cash flow, considering the best estimates in relation to productivity, sales prices, selling expenses, direct and indirect costs and leasing.

The biological assets corresponding to ratoons of sugarcane represent the total area to be harvested from April 1 to November 30, 2021.

IMPAIRMENT, NET

A provision to adjust inventories at the net realized value of agricultural products is recorded when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less estimated selling expenses.

On December 31, 2020, the recognized amount corresponded to a gain of R$2.3 million, impacted by the price of commodities on the marking dates.

PRODUCTION COST

19/20 Harvest (%)	Soybean	Corn	Corn 2nd Crop	Beans	Cotton	Sugarcane	Cattle Raising
Variable costs	**74%**	**70%**	**100%**	**98%**	**91%**	**65%**	**43%**
Seeds	10%	17%	24%	12%	9%	0%	0%
Fertilizers	20%	25%	32%	12%	17%	10%	0%
Defensives	24%	11%	10%	41%	33%	5%	0%
Agricultural services	17%	14%	33%	29%	32%	41%	0%
Fuels and Lubricants	2%	2%	0%	4%	0%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	0%	7%
Animal Feed	0%	0%	0%	0%	0%	0%	30%
Others	1%	0%	0%	0%	0%	0%	7%
Fixed costs	**26%**	**30%**	**0%**	**2%**	**9%**	**35%**	**57%**
Labor	6%	8%	0%	2%	2%	4%	32%
Depreciation and amortization	19%	22%	0%	0%	7%	25%	15%
Leasing	1%	1%	0%	0%	0%	0%	0%
Others	0%	0%	0%	0%	0%	6%	9%

(R$ / ha)	19/20 Harvest Estimated (A)	19/20 Harvest Realized² (B)	20/21 Harvest Estimated (C)	Change B/A (%)	Change C/B (%)
Soybean(1)	2,950	3,077	3,531	4.3%	14.8%
Corn(1)	2,366	2,894	3,972	22.3%	37.2%
Corn 2nd Crop	1,585	1,901	2,344	19.9%	23.3%
Beans	-	2,050	2,512	n.a.	22.5%
Beans 2nd Crop	-	-	1,500	n.a.	n.a.
Cotton	8,877	10,022	10,199	12.9%	1.8%
Sugarcane	5,726	5,894	6,661	2.9%	13.0%

brasilagro

COST OF GOODS SOLD

(R$ thousand)	2Q21	2Q20	Change	6M21	6M20	Change
Cost of Goods Sold	**(53,763)**	**(61,267)**	**-12.2%**	**(208,619)**	**(188,494)**	**10.7%**
Soybean	(5,379)	(12,775)	-57.9%	(48,742)	(59,899)	-18.6%
Corn	(16,929)	(12,052)	40.5%	(38,692)	(19,701)	96.4%
Bean	(710)	-	n.a.	(3,885)	-	n.a.
Cotton	(5,542)	(3,433)	61.4%	(6,350)	(9,752)	-34.9%
Sugarcane	(19,037)	(25,087)	-24.1%	(88,675)	(84,660)	4.7%
Cattle Raising	(1,835)	(7,233)	-74.6%	(13,936)	(13,436)	3.7%
Leasing	309	(504)	n.a.	(221)	(856)	-74.2%
Others	(4,639)	(183)	2431.5%	(8,117)	(190)	4173.7%

(R$ thousand)	2Q21	2Q20	Change	6M21	6M20	Change
Realization of the Fair Value of Biological Assets	**(44,772)**	**(12,317)**	**263.5%**	**(97,456)**	**(43,897)**	**122.0%**
Soybean	(2,382)	3,689	n.a.	(21,062)	3,705	n.a.
Corn	(12,459)	(864)	1342.2%	(26,344)	(1,846)	1327.1%
Cotton	(4,446)	618	n.a.	(5,607)	998	n.a.
Sugarcane	(25,495)	(15,864)	60.7%	(44,609)	(47,152)	-5.4%
Others	10	104	-90.9%	166	398	-58.4%

(R$ thousand)	2Q21	2Q20	Change	6M21	6M20	Change
Total Cost of Goods Sold	**(98,535)**	**(73,584)**	**33.9%**	**(306,075)**	**(232,391)**	**31.7%**
Soybean	(7,761)	(9,086)	-14.6%	(69,804)	(56,195)	24.2%
Corn	(29,388)	(12,916)	127.5%	(65,036)	(21,547)	201.8%
Bean	(710)	-	n.a.	(3,885)	-	n.a.
Cotton	(9,988)	(2,815)	254.8%	(11,957)	(8,754)	36.6%
Sugarcane	(44,532)	(40,950)	8.7%	(133,284)	(131,812)	1.1%
Cattle Raising	(1,835)	(7,233)	-74.6%	(13,936)	(13,436)	3.7%
Leasing	309	(504)	n.a.	(221)	(856)	-74.2%
Others	(4,630)	(79)	5763.6%	(7,952)	208	n.a.

Due to adjustments to the fair value of agricultural products, year-over-year changes in unit costs are directly linked to the market price of commodities at the time of harvest for the calculation of Total COGS. The comments on each crop below exclude the effect of biological assets appropriated at cost.

Soybean COGS increased by R$13.6 million in 6M21 compared to the previous year, from R$56.2 million referring to the sale of 50,900 tons at R$1,103.3 per ton, to R$69.8 million from the sale of 45,600 tons at R$1,530.16 per ton. Cost is impacted by variations in volumes sold, fertilizer prices (which is impacted by freight costs and exchange rates) and the sale of farms, which decrease the annual cultivation in mature areas and, consequently, reduce average productivity per hectare in the period.

Corn COGS increased by R$43.5 million in 6M21 compared to the previous year, from R$21.5 million referring to the sale of 62,800 tons at R$343.28 per ton, to R$65.0 million from the sale of 126,400 tons at R$514,50 per ton. The cost of corn production for the 19/20 harvest remained stable and the increase in total COGS was impacted by the fair value.

Cotton COGS in 6M21 increased by R$3.2 million compared to the previous year, from R$8.8 million referring to the sale of 3.2 thousand tons, to R$12.0 million for to the sale of 2.6 tons. The values per ton are not comparable between periods due to the difference in the lint and seed sales mix. In 6M21, 51.3% of volume sold referred to lint (average price of R$8.24/kg) and 48.7% of volume referred to seed (average price of R$1.35/kg). In 6M20, 42.7% of volume sold referred to lint (average price of R$5.38/kg) and 57.3% of volume referred to seed (average price of R$0.75/kg). Cotton COGS will undergo significant changes until the processing of the harvested cotton is finished.

Sugarcane COGS increased by R$1.5 million in 6M21 compared to the previous year, from R$131.8 million referring to the sale of 1.44 million tons at R$91,35 per ton, to R$133.3 million for the sale of 1,41 million tons at R$94.61 per ton of sugarcane. The increase in cost per ton is mainly due to the impact of the adoption of IFRS 16.

Cattle-raising COGS increased by R$0.5 million in 6M21 compared to the previous year, from R$13.4 million from the sale cost of 6,320 head of cattle at R$2.1 thousand per head, to R$13.9 million from the sale cost of 6,364 head of cattle at R$2.2 thousand per head.

SELLING EXPENSES

(R$ thousand)	2Q21	2Q20	Change	6M21	6M20	Change
Selling expenses	**(5,115)**	**(2,538)**	**101.5%**	**(10,552)**	**(6,411)**	**64.6%**
Freight	(333)	(27)	1143.1%	(2,412)	(1,387)	73.9%
Storage and Processing	(4,176)	(1,941)	115.1%	(7,674)	(4,430)	73.2%
Fees	(5)	(47)	-89.8%	(10)	(47)	-79.3%
Provision for doubtful accounts	(358)	(30)	1100.7%	(195)	(30)	554.1%
Others	(243)	(493)	-50.6%	(261)	(517)	-49.5%

In 6M21, we recorded R$10.6 million in selling expenses. The increase of R$4.2 million over the same period in the previous year reflects the higher volumes of agricultural products sold.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	2Q21	2Q20	Change	6M21	6M20	Chamge
General and Administrative Expenses	**(9,303)**	**(9,821)**	**-5.3%**	**(17,211)**	**(19,007)**	**-9.5%**
Depreciation and Amortization	(296)	(328)	-10.0%	(664)	(652)	1.8%
Personnel expenses	(5,898)	(7,295)	-19.2%	(10,468)	(13,313)	-21.4%
Expenses with services providers	(1,074)	(930)	15.5%	(2,417)	(2,028)	19.1%
Leases and Rents	(135)	(81)	66.9%	(150)	(170)	-11.7%
Impostos e taxas	(475)	(112)	323.4%	(1,174)	(979)	19.9%
Despesas com Viagens	(78)	(165)	-52.7%	(132)	(340)	-61.3%
Despesas com softwares	(373)	(337)	10.8%	(678)	(612)	10.7%
Others expenses	(975)	(573)	70.2%	(1,528)	(912)	67.6%

In 6M21, general and administrative expenses decreased by 9.5% compared to the same period of the previous year, from R$19.0 million to R$17.2 million. The decrease in Personnel Expenses is due to the payment of the Long-Term Stock Option Incentive Plan in the previous period.

Other expenses include costs regarding telephony services, building maintenance, registry, insurances, shares listing and others.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	2Q21	2Q20	Change	6M21	6M20	Change
Other operating income/expenses	**(8,513)**	**(786)**	**n.a.**	**(11,326)**	**(340)**	**n.a.**
Gain/Loss on sale of fixed assets	(212)	(577)	-63.3%	(443)	8	n.a.
Provisions for lawsuits	274	(214)	n.a.	224	(126)	n.a.
Tax credit not used	(3,964)	-	n.a.	(3,964)	-	n.a.
Subscription bonus	(3,608)	-	n.a.	(5,685)	-	n.a.
Others	(1,003)	5	n.a.	(1,458)	(222)	n.a.

In 6M21, we had an impact on other operating income and expenses mainly due to the variation in the value of subscription warrants issued within the context of the Agrifirma merger.

It is worth noting that, within the scope of the transaction, the subscription warrants serve as collateral for the 2-year lockup period, taking into consideration the particularities of one of Agrifirma's shareholders, and are not a premium or advantage for any new shareholder.

FINANCIAL RESULT

(R$ thousand)	2Q21	2Q20	Change	6M21	6M20	Change
Total	**(76,969)**	**(10,855)**	**n.a.**	**(61,502)**	**(9,620)**	**539.3%**
Interest (i)	(5,046)	(3,793)	33.0%	(11,710)	(8,516)	37.5%
Monetary variation (ii)	(160)	-	n.a.	(343)	-	n.a.
Exchange vartiation (ii)	(4,927)	(966)	410.0%	(8,247)	449	n.a.
Present value adjustment (iii)	(24,814)	(11,629)	113.4%	55,291	(5,870)	n.a.
Derivative operations results (iv)	(41,000)	4,763	n.a.	(95,949)	2,020	n.a.
Other financial income / expenses (v)	(1,022)	770	n.a.	(544)	2,297	n.a.

The consolidated financial result is composed of: (i) interest on financing; (ii) exchange variation on the offshore account; (iii) the present value of sales receivables from the Araucária, Alto Taquari and Jatobá farms, fixed in soybean bags, and the leasing of sugarcane areas; (iv) the result from hedge operations; and (v) bank fees and expenses and income from cash investments and cash equivalents.

The restatement of fair value, in the amount of R$55.3 million in 6M21, shows the variation in the amount to be received due to the sales of the Araucária, Jatobá and Alto Taquari farms, fixed in soybean bags, and the variation of Consecana's price in the lease of the Parceria IV farm.

The result from derivatives reflects mainly commodities hedge and dollar FX operations, aiming to reduce the volatility of the Company's exposure, since our revenues, inventories, biological assets and farm receivables have a positive correlation with commodities prices and the U.S. dollar. In 6M21, the derivatives result was a negative R$96.0 million, of which a positive R$11.4 million was for currency operations and a negative R$107,4 million was for commodity operations. In 6M20, the result of derivative transactions was a negative R$2.0 million, of which a negative R$1.2 million was related to currency operations and R$3.2 million was related to commodities operations. We have been trading futures and options accounting for 63.5% and 39.0% of the soybean and corn estimated production, respectively, and the rise in grain prices in the period negatively impacted the financial result of unrealized derivative transactions. This effect should be reversed until the end of the crop, with the recognition of revenue in the harvest and trade of grains.

The Company's cash position went from an average cash flow of R$104.2 million in 6M20 to R$152.5 million in 6M21.

DERIVATIVE OPERATIONS

Our risk policy primarily aims to hedge the Company's cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. In this way, we monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually determined in US dollars; b) the basic premium, which is the difference between the international price and the domestic price of the commodities; c) the exchange rate and d) the prices of the main items capable of significantly impacting the formation of the cost of freight, fertilizers and chemicals.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

- Estimated gross margin based on the current price environment.
- Standard deviation from the estimated gross margin for different pricing strategy scenarios.
- Analysis of the estimated gross margin in stress scenarios for different hedge strategies.
- Comparison between current estimates and the Company's budget.
- Comparison of the estimated gross margin and the historical average.
- Market expectations and trends.
- Tax aspects.

HEDGE POSITION ON JANUARY 31, 2021

Harvest	Soybean			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
20/21	96,382 ton	63.5%	9.43	USD 39.127	75.9%	5.24

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Harvest	Corn			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
20/21	53.486 ton	39,00%	31,42	USD 11.752	77%	5,36

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Harvest	Cotton			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
20/21	1.744 ton	79,00%	64,41	USD 2.282	73,00%	5,01

(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Balance Sheet

NET ASSET VALUE – NAV

(R$ thousand)	December 31, 2020	
	Book	NAV
BrasilAgro's Equity	**1,148,079**	**1,148,079**
Properties appraisal[1]		1,746,668
(-) Balance Sheet - Land Value (Investment Properties)		(861,802)
NAV - Net Asset Value	**1,148,079**	**2,032,945**
Number of Shares Outstanding	62,104	62,104
NAV per share	**18.49**	**32.73**

(1) According to our Internal Appraisal, net of taxes

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents (R$ thousand)	12/31/2020	06/30/2020	Change
Cash and Cash equivalents	**163,821**	**171,045**	**-4.2%**
Cash and Banks	79,540	29,950	165.6%
Repurchase agreements	-	15,446	-100.0%
Bank deposit certificates	84,281	125,649	-32.9%
Restricted Marketable securities	**5,069**	**5,044**	**0.5%**
Banco do Nordeste (loan guarantees)	5,069	5,044	0.5%
Total	**168,890**	**176,089**	**-4.1%**

CLIENTS

(R$ thousand)	12/31/2020	06/30/2020	Change
Sugarcane Sales	49,730	30,031	65.6%
Grains Sales	30,703	36,777	-16.5%
Cattle Raising Sales	271	636	-57.4%
Leases and Rents	8,050	4,868	65.4%
Machinery Sales	2,034	918	121.6%
Farm Sales	110,176	73,678	49.5%
	200,964	**146,908**	**36.8%**
Provision for doubtful accounts	(1,627)	(1,216)	33.8%
Current total	**199,337**	**145,692**	**36.8%**
Machinery Sales	167	333	-49.8%
Farm Sales	277,614	240,074	15.6%
Non-current total	**277,781**	**240,407**	**15.5%**

brasilagro

INVENTORIES

(R$ thousand)	12/31/2020	06/30/2020	Change
Soybean	1,505	68,975	-97.8%
Corn	1,897	37,223	-94.9%
Bean	136	3,279	-95.9%
Cotton	18,890	3,500	439.7%
Livestock	208	34,483	-99.4%
Other crops	22,636	340	n.a.
Agricultural Products	**45,272**	**147,800**	**-69.4%**
Supplies	49,545	25,461	94.6%
Total	**94,817**	**173,261**	**-45.3%**

The Company ended 6M21 with an inventory of 1,200 tons of soybean, 3,600 tons of corn, 5,000 tons of cotton, 0,100 tons of bean and 14,600 head of cattle. At the end of 6M20, our inventory consisted of 3.1 thousand tons of soy, 7.0 thousand tons of corn, 1.7 thousand tons of cotton and 20.7 thousand heads of cattle.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2020	**15,064**	**34,483**
Aquisition, Birth | Aquisition Expenses	6,026	8,619
Handling Expenses	-	7,459
Sales	(6,364)	(15,342)
Deaths	(81)	(173)
Consumption	-	(67)
Exchange variation	(22)	(516)
Fair value variation	-	(747)
In December 31, 2020	**14,623**	**33,717**

brasilagro

INDEBTEDNESS

(R$ thousand)	12/31/2020	06/30/2020	Change
Curto Prazo			
Financing for Agricultural Funding	196,712	169,431	16.1%
Financing for Agricultural Funding (USD)	2,643	8,360	-68.4%
Financing for Agricultural Funding (Guarani)	33,712	27,689	21.8%
Financing of Projeto Bahia	10,200	10,254	-0.5%
Financing of Working Capital	38,511	77,516	-50.3%
Financing of Working Capital (EUR)	24,830		
Machinery and Equipment Financing	-	230	n.a.
Sugarcane Financing	60,476	73,290	-17.5%
Debentures	99,515	147,343	-32.5%
Total	**466,599**	**514,113**	**-9.2%**
Short Term (1 year)	**207,724**	**217,274**	**-4.4%**
2 years	212,638	198,793	7.0%
3 years	24,020	51,670	-53.5%
4 years	8,532	22,098	-61.4%
5 years	6,176	8,269	-25.3%
After 5 years	7,509	16,009	-53.1%
Long term	**258,875**	**296,839**	**-12.8%**

On December 31, 2020 and June 30, 2020, the balance of loans and financing was R$258.9 million and R$296.8 million, respectively. The payment of interest and principal totaled R$154.3 million in 6M21.

During the period, R$71.4 million were also disbursed to finance the cost of sugarcane, grains and cotton operations.

The average cost of debt is 4.3% p.a., with an average maturity of 1.2 years.

FINANCE LEASES - IFRS 16

With the adoption of IFRS 16, the Company opted for the modified retrospective method, considering the value of the right of use of the asset measured at the amount equivalent to the lease liability, calculated at present value based on the lessee's incremental borrowing rate on the transition date, classified as financial leases.

Therefore, the value of the right of use Asset and its equivalent value in the lease Liability are now calculated at present value. Asset values, after being marked to market, will be monthly recognized in the cost of production account,

according to the respective fraction of each contract, and also updated by the variation of the soybean or sugarcane bag in Reais.

Currently, the Company's main contracts subject to IFRS 16 refer to agricultural partnership and land lease operations, in addition to other less relevant contracts related to vehicle, property and machinery leases.

Liabilities will be recognized whenever there is an effective lease payment, in addition to periodic updating by the variation of the soybean or sugarcane bag and adjustment to present value. The impacts of the adjustment to present value will be recognized in the Financial Result.

For more information, please see the Notes in the Interim Financial Information.

(R$ thousand)	Nature	12/31/2020	06/30/2020	Change
Short Term				
Sugarcane Finance Leasing	Partnership III	-	287	-100.0%
Operating Leases	-	29,670	25,562	16.1%
		29,670	25,849	14.8%
Long Term				
Sugarcane Finance Leasing	Partnership IV	57,366	34,011	68.7%
Operating Leases	-	97,757	92,503	5.7%
		155,123	126,514	0
Total		**184,793**	**152,363**	**21.3%**

(R$ thousand)	06/30/2020	Exchange Variation	Updates	Payment	New contracts	12/31/2020	Change
Sugarcane Finance Leasing - Partnership III	287	-	-	(287)	-	-	n.a.
Sugarcane Finance Leasing - Partnership IV	34,011	-	23,355	-	-	57,366	-40.7%
Operating Leases	-	-	-	-	-	-	n.a.
Operating Leases - IFRS 16	118,065	(40)	4,786	1,368	3,248	127,427	-7.3%
Total	**152,363**	**(40)**	**28,141**	**1,081**	**3,248**	**184,793**	**-17.5%**

PROPERTIES FOR INVESTMENT

The fundamental pillars of the Company's business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently transforming the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high value added crops and transform these rural properties by investing in infrastructure and technology. In line with our strategy, when we deem a rural property has reached its optimal return, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under "Non-Current Assets".

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Construction in progress	Investment Properties
Initial Balance	686,051	56,995	104,533	10,682	858,261
In June 30, 2020					
Acquisitions	-	3	419	23,023	23,445
Acquisitions - Merger of Agrifirma	-	-	-	-	-
Reductions	(260)	-	(556)	-	(816)
Transfers	-	1,072	1,431	(2,475)	28
(-) Depreciation/ Amortization	-	(1,366)	(4,273)	-	(5,639)
Cumulative Translation Adjustment	(9,705)	(716)	(2,741)	(315)	(13,477)
In December 31, 2020	**676,086**	**55,988**	**98,813**	**30,915**	**861,802**

DEPRECIATION – AREA OPENING

(R$ thousand)	2Q21	2Q20	Change	6M21	6M20	Change
Maintenance	(1,029)	(347)	196.6%	(2,001)	(843)	137.4%
Opening	(1,138)	(1,493)	-23.8%	(2,271)	(2,710)	-16.2%
Total	**(2,167)**	**(1,840)**	**17.7%**	**(4,273)**	**(3,554)**	**20.2%**

CAPEX – PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Sugarcane	Property, Plant and Equipment
Initial Balance	172	13,412	18,334	2,442	-	81,565	115,925
In June 30, 2020							
Acquisitions	-	1,923	6,102	183	397	2,646	11,251
Acquisitions - Merger of Agrifirma	-	-	-	-	-	-	-
Reductions	-	(331)	(4,746)	-	-	-	(5,077)
Transfers	(24)	675	(103)	40	(397)	-	215
(-) Depreciation / Amortization	-	(2,001)	(2,783)	(338)	-	(14,286)	(19,432)
Cumulative Translation Adjustment	-	(3)	(136)	(10)	-	-	(149)
In December 31, 2020	**148**	**13,675**	**16,668**	**2,317**	**-**	**69,925**	**102,733**

05 CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on the NYSE (New York Stock Exchange).

Share performance

On February 9, 2021, BrasilAgro's shares (AGRO3) were traded at R$23.95, resulting in a market cap of R$1.5 billion for the Company, while its ADRs (LND) were traded at US$4.8.



AGRO3 x Ibovespa
(base 100 = 06/30/2020)
135
130
125
120
115
110
105
100
95
90
Jun-20
Jul-20
Jul-20
Aug-20
Aug-20
Sep-20
Sep-20
Oct-20
Oct-20
Nov-20
Nov-20
Dec-20
Dec-20
AGRO3
Ibovespa

HIGHLIGHTS - AGRO3	6M21	6M20
Average Daily Traded Volume (R$)	4,559,723	1,056,415
Maximum (R$ per share)	27.22	19.46
Mininum (R$ per share)	19.62	15.22
Average (R$ per share)	22.67	16.67
Closing Quote (R$ per share)	25.00	19.02
Variation in the period (%)	19.27%	20.09%

brasilagro

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro's businesses, projected operating and financial results and growth are merely projections, and, as such, are based exclusively on management's expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

06 WEIGHTS AND MEASURES USED IN AGRICULTURE

Weights and Measures used in Agriculture		
1 ton	1,000 kg	
1 Kilo	2.20462 pounds	
1 pound	0.45359 kg	
1 acre	0.1840 bushel	
1 hectare (ha)	2.47105 acres	
1 hectare (ha)	10,000 m2	
1 bushel	5.4363 acres	

Soybean		
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Corn		
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha	
1.00 US$/bushel	2.3621 US$/bag	

Cattle		
1 arroba	~33.1 pounds	15 Kg
1 arroba (including carcass)	~66.2 pounds	30 Kg

07 INCOME STATEMENT

(R$ thousand)	2Q21	2Q20	Change	6M21	6M20	Change
Revenues from Farm Sales	73	5,078	-99%	6,862	24,052	-71%
Revenues from grains	33,029	21,399	54%	146,187	83,143	76%
Revenues from cotton	7,946	3,335	138%	9,602	8,595	12%
Revenues from sugarcane	72,017	48,271	49%	169,743	140,208	21%
Revenues from cattle raising	2,986	7,525	-60%	16,896	13,788	23%
Revenues from farm leasing	3,220	1,992	62%	6,791	4,595	48%
Other revenues	1,700	106	n.a.	968	243	298%
Deductions from gross revenue	(1,997)	(784)	155%	(9,072)	(2,722)	233%
Net Sales Revenue	**118,974**	**86,922**	**37%**	**347,977**	**271,902**	**28%**
Change in fair value of biological assets and agricultural products	49,164	42,227	16%	99,763	80,445	24%
Impairment	1	863	-100%	2,270	(482)	n.a.
Net Revenue	**168,139**	**130,012**	**29%**	**450,010**	**351,865**	**28%**
Cost of Farm Sale	(30)	(954)	-97%	(1,067)	(3,356)	-68%
Cost of agricultural products sale	(98,535)	(73,584)	34%	(306,074)	(232,392)	32%
Gross Profit	**69,574**	**55,474**	**25%**	**142,869**	**116,117**	**23%**
Selling Expenses	**(5,115)**	**(2,538)**	**102%**	**(10,552)**	**(6,411)**	**65%**
General and Administrative Expenses	**(9,303)**	**(9,822)**	**-5%**	**(17,211)**	**(19,008)**	**-9%**
Depreciation and Amortization	(295)	(328)	-10%	(664)	(652)	2%
Personnel expenses	(5,897)	(7,295)	-19%	(10,468)	(13,313)	-21%
Expenses with services providers	(1,075)	(930)	16%	(2,417)	(2,028)	19%
Leases and Rents	(135)	(81)	67%	(150)	(170)	-12%
Others expenses	(1,901)	(1,188)	60%	(3,512)	(2,845)	23%
Other operating income/expenses, net	**(8,513)**	**(786)**	**n.a.**	**(11,326)**	**(340)**	**n.a.**
Equity pick up	**20**	**(23)**	**n.a.**	**(24)**	**(63)**	**-62%**
Financial result	**(76,969)**	**(10,855)**	**n.a.**	**(61,502)**	**(9,620)**	**n.a.**
Financial income	177,947	55,015	223%	365,220	126,620	188%
Interest on Financial Investments	583	1,283	-55%	1,578	3,040	-48%
Interest on assets	251	322	-22%	313	478	-35%
Monetary variations	-	-	n.a.	-	-	n.a.
Foreign exchange variations	2,504	652	284%	6,323	3,447	83%
Income from leasings' present value adjustment	(1)	17,854	n.a.	2,894	58,463	-95%
Income from receivables from farm sales' present value adjustment	39,455		n.a.	143,434		n.a.
Realized results with derivatives	24,323	2,974	n.a.	64,001	7,786	n.a.
Unrealized results with derivatives	110,832	31,930	247%	146,677	53,406	175%
Financial expenses	(254,916)	(65,870)	287%	(426,722)	(136,240)	213%
Interest expenses	(297)	(436)	-32%	(624)	(519)	20%
Bank charges	(1,308)	(77)	n.a.	(1,498)	(224)	n.a.
Interest on liabilities	(5,297)	(4,115)	29%	(12,023)	(8,994)	34%
Monetary variations	(160)	-	n.a.	(343)	-	n.a.
Foreign exchange variations	(7,431)	(1,618)	359%	(14,570)	(2,998)	386%
Expense from leasings' present value adjustment	(15,600)	-	n.a.	(30,418)	(18,284)	66%
Expense from receivables from farm sales' present value adjustment	(48,668)	(29,483)	65%	(60,619)	(46,049)	32%
Realized results with derivatives	(28,925)	(5,913)	389%	(79,107)	(10,619)	n.a.
Unrealized results with derivatives	(147,230)	(24,228)	n.a.	(227,520)	(48,553)	369%
Profit (loss) before income and social contribution taxes	**(30,306)**	**31,450**	**n.a.**	**42,254**	**80,675**	**-48%**
Income and social contribution taxes	6,844	(11,048)	n.a.	9,938	(19,697)	n.a.
Profit (loss) for the period	**(23,462)**	**20,402**	**n.a.**	**52,192**	**60,978**	**-14%**
Outstanding shares at the end of the period	-	-	n.a.	62,104,301	56,888,916	**9%**
Basic earnings (loss) per share - R$	**-0.38**	**0.36**	**n.a.**	**0.84**	**1.07**	**-22%**

brasilagro

08 BALANCE SHEET - ASSETS

Assets (R$ thousand)	12/31/2020	06/30/2020	Change
Current assets			
Cash and Cash equivalents	163,821	171,045	-4%
Derivative financial instruments	42,466	7,180	491%
Trade accounts receivable	226,319	183,350	23%
Inventories	72,181	138,778	-48%
Biologial assets	228,269	115,553	98%
Transactions with related parties	1,019	701	45%
Long term assets held for sale	-	25,857	n.a.
	734,075	642,464	14.3%
Non-current assets			
Biological assets	22,435	25,444	-12%
Marketable securities	5,089	5,044	1%
Derivative financial instruments	1,981	1,746	13%
Diferred taxes	48,717	23,282	109%
Accounts receivable and other credits	302,872	262,387	15%
Investment properties	861,802	858,261	0%
Transactions with related parties	1,526	1,511	1%
Investments	5,636	5,742	n.a.
Property, plant and equipment	102,733	115,925	-11%
Intangible assets	1,328	1,469	-10%
Using rights	87,782	101,093	-13%
	1,441,901	1,401,904	2.9%
Total assets	2,175,976	2,044,368	6.4%

brasilagro

09 BALANCE SHEET - LIABILITIES

Liabilities (R$ thousand)	12/31/2020	06/30/2020	Change
Current liabilities			
Trade accounts payable and other obligations	112,865	111,170	2%
Loans, financing and debentures	207,724	217,274	-4%
Labor obligations	8,784	19,600	-55%
Derivative financial instruments	136,679	18,333	646%
Other liabilities	7,538	5,017	50%
Transactions with related parties	3,077	2,849	8%
Lease liabilities	29,670	25,849	15%
	506,337	400,092	26.6%
Non-current liabilities			
Trade accounts payable and other obligations	30,446	28,002	9%
Loans, financing and debentures	258,875	296,839	-13%
Diferred taxes	31,701	34,031	-7%
Lease liabilities	155,123	126,514	23%
Derivative financial instruments	213	1,462	n.a.
Provision for legal claims	1,261	1,485	-15%
Other liabilities	45,607	34,374	33%
	523,226	522,707	0.1%
Total liabilities	1,029,563	922,799	11.6%
Equity			
Share Capital	699,811	699,811	0%
Capital reserves	(25,708)	(34,292)	-25%
Treasury shares	(40,085)	(31,501)	27%
Profits reserves	358,606	358,606	0%
Proposed additional dividends	-	13,606	n.a.
Comprehensive Income	102,940	115,339	-11%
Accumulated profit	52,515	-	n.a.
Total equity	1,148,079	1,121,569	2.4%
Total liabilities and equity	2,177,642	2,044,368	6.5%

brasilagro

10 CASH FLOW

(R$ thousand)	6M21	6M20	Change
CASH FLOW OF OPERATING ACTIVITIES			
Profit (loss) for the period	52,192	60,978	-14%
Adjustments to reconcile net income			
Depreciation and amortization	41,906	17,823	135%
Farm Sales Gain	(5,795)	(20,696)	-72%
Residual value of fixed and intangible assets	5,077	424	1097%
Written-off in investment properties	-	492	-100%
Equity Pickup	24	63	-62%
Gain unrealized results with derivatives (Net)	80,843	(4,853)	n.a.
Exchange rate, monetary and financial charges (Net)	46,870	8,849	430%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(77,130)	2,567	n.a.
Share based Incentive Plan ("ILPA")	-	1,510	-100%
Income and social contribution taxes	(27,765)	13,767	n.a.
Fair value of biological assets and agricultural products and depletion of harvest	(99,763)	(80,445)	24%
Provision (Reversal) of impairment of agricultural products after harvest	(2,270)	482	n.a.
Allowance for doubtful accounts	195	30	550%
Provisions for lawsuits	(224)	126	n.a.
	14,160	**1,117**	**n.a.**
Changes in the Short Term Operating Capital			
Trade accounts receivable	24,985	19,914	25%
Inventories	67,991	54,427	25%
Biological Assets	(10,526)	(2,587)	307%
Recoverable Taxes	(693)	(2,636)	-74%
Derivative Transactions	(841)	1,506	n.a.
Other assets	7,710	(11,475)	n.a.
Suppliers	18,988	8,826	115%
Related parties	390	(571)	n.a.
Taxes payable	16,863	(873)	n.a.
Income tax and social contribution	(5,763)	(455)	n.a.
Labor obligations	(10,799)	(9,204)	17%
Advance from customers	(5,213)	(2,479)	110%
Lease liabilities	3,791	5,960	-36%
Other obligations	(2,450)	(34)	7106%
Net Cash generated by (used in) operating activities	**118,593**	**61,436**	**93%**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(11,273)	(10,085)	12%
Additions to property for investments	(23,445)	(8,337)	181%
Redemption of (investment in) marketable securities	2,965	2,096	41%
Reduction (increase) of Investment and Participation	-	(4,127)	n.a.
Cash from business combination	-	23	-100%
Receivables from farm sale	5,500	2,698	104%
Net Cash generated by (used in) investment activities	**(26,253)**	**(17,732)**	**48%**
CASH FLOW OF FINANCING ACTIVITIES			
Raising of Loans and financing	96,437	39,982	141%
Interest from Loans and Financing	(15,113)	(16,989)	-11%
Payment of loans and financing	(139,176)	(36,636)	280%
Dividends paid	(39,693)	(49,998)	-21%
Generated (provided) net cash by financing activities	**(97,545)**	**(63,641)**	**53%**
Increase (decrease) in cash and cash equivalents	**(5,205)**	**(19,937)**	**-74%**
FX Variation in cash and cash equivalents	**(2,019)**	**900**	**n.a.**
Cash and cash equivalents initial balance	171,045	106,627	60%
Cash and cash equivalents final balance	163,821	87,590	87%
	(7,224)	**(19,037)**	**-62%**

brasilagro